Norampac Reports Its Fourth Quarter Results

Saint-Bruno, Quebec - January 26, 2006 ----- Norampac Inc. ("Norampac") reports a net loss of $21.4 million or $8.5 million excluding specific items1 for the quarter ended December 31, 2005. This compares to a net income of $26.5 million or $15.8 million excluding specific items for the same period in 2004.

Consolidated selected information

(In millions of Canadian dollars)

	Fourth quarter		Third quarter
	2005	2004	2005
Sales	297.5	305.4	319.5
Operating income (loss) [1]	(15.7)	36.0	(20.6)
Operating income excluding specific items [1]	3.1	28.3	9.1
Net income (loss)	(21.4)	26.5	(11.0)
Net income (loss) excluding specific items [1]	(8.5)	15.8	3.6

1 - See note on supplemental information on non-GAAP measures

Commenting on the results, Mr. Marc-André Dépin, President and Chief Executive Officer, stated: "Despite increasing selling prices in the market during the fourth quarter, our profitability was once more impacted by a stronger Canadian dollar and higher energy costs. We also incurred additional closure and restructuring costs, as a result of the closure of our Montreal corrugated products plant ahead of schedule in December 2005. However, our sound working capital management helped to improve our operating cash flow. We are also encouraged by the recent signs of improvement in the containerboard market".

Quarterly Highlights

  Profitability was impacted by a stronger Canadian dollar, lower selling prices combined with higher energy costs, and closure and restructuring costs, compared to last year's corresponding quarter;
  Following our cost reduction program, the closure of our Montreal corrugated products plant in December 2005 resulted in additional closure and restructuring costs of $1.1 million from the amount of $3.8 million initially accounted for;
  The Company's North American primary mill capacity utilisation rate was 96% up from 95% in 2004;
  Our Vaudreuil Division was awarded a prestigious prize from the Grand Prix québécois de la qualité; and
  The integration of our three-newly acquired corrugated products plants from SPB is progressing according to schedule.

Sales amounted to $298 million in the fourth quarter of 2005, compared to $305 million for the corresponding quarter in 2004. Shipments of containerboard in the fourth quarter of 2005 were approximately at the same level as for the fourth quarter of 2004, despite the permanent closure of our paper machine no. 1 in Red Rock. Shipments of corrugated products for the fourth quarter of 2005 were up by 2.4%, compared to the same quarter in 2004 mainly due to volume attributable to the three SPB corrugated products plants acquired last October.

Operating income excluding specific items amounted to $3.1 million in the fourth quarter of 2005, compared to $28.3 million for the corresponding quarter in 2004. The decrease in operating income excluding specific items is mainly attributable to lower selling prices in both the containerboard and the corrugated products segments, combined with higher energy costs and a stronger Canadian dollar.

Year ended December 31, 2005

Net loss for the year ended December 31, 2005 was $13.3 million or $16.4 million of net income excluding specific items. This compares to net income of $59.7 million or $48.2 million of net income excluding specific items for the same period in 2004.

For the year ended December 31, 2005, sales remained at $1.3 billion compared to the year 2004. During this period, shipments of containerboard were down by 0.4%, compared to the same period in 2004, while shipments of corrugated products were up by 1%, compared to the same period in 2004, mainly due to the volume originating from the Lancaster corrugated products plant acquired in August 2004 and the three SPB corrugated products plants acquired in October 2005.

For the year ended December 31, 2005, operating income excluding specific items amounted to $55.5 million, compared to $82.6 million for the same period in 2004. In comparing the two periods, the decrease results mainly from lower selling prices in both the containerboard and the corrugated products segments, combined with higher energy, freight and maintenance costs, and a stronger Canadian dollar.

Supplemental information on non-GAAP measures

Operating income, operating income excluding specific items and net income excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affect its GAAP measures. The above-mentioned non-GAAP measures provide investors with a measure of performance to compare the Company's results between periods without regard to these specific items. The Company's measures excluding specific items should not be considered in isolation as they have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Specific items are defined as items such as debt restructuring charges, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net income, which is a performance measure defined by Canadian GAAP, is reconciled to operating income in the following table. This table also reconciles the specific items to their nearest measure as computed in the statement of earnings:

(In millions of Canadian dollars)

	Fourth quarter		Third quarter
	2005	2004	2005
Net income (loss)	(21.4)	26.5	(11.0)
Income tax expense (recovery)	(1.4)	11.0	(9.2)
Interests	6.2	4.8	5.4
Amortization of financing costs	0.4	0.4	0.4
Foreign exchange loss (gain) on long term debt	0.5	(6.7)	(6.2)

Operating income (loss)	(15.7)	36.0	(20.6)
Specific items:
Unrealized loss (gain) on derivative financial instruments	6.3	(7.7)	6.3
Closure and restructuring costs	5.5	-	9.1
Net loss on disposal of property, plant and equipment	0.3	-	0.3
Write-down on property, plant and equipment	6.7	-	14.0
Operating income excluding specific items	3.1	28.3	9.1
Net income (loss)	(21.4)	26.5	(11.0)
Specific items:
Unrealized loss (gain) on derivative financial instruments net of related income taxes	4.2	(5.1)	4.2
Closure and restructuring costs net of related income taxes	3.6	-	6.0
Net loss on disposal of property, plant and equipment net of related income taxes	0.2	-	0.2
Write-down on property, plant and equipment net of related income taxes	4.5	-	9.4
Foreign exchange loss (gain) on long-term debt net of related income taxes	0.4	(5.6)	(5.2)

Net income (loss) excluding specific items	(8.5)	15.8	3.6

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada and France. With annual production capacity of more than 1.45 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSX, NYSE) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company'.s products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2005.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information supplemental non-GAAP measures" section, which is part to the company's financial statements.

Information:                                                                Source:

Lucie-Claude Lalonde General Counsel Norampac Inc. (450) 461-8631 lucie-claude_lalonde@norampac.com	Charles Smith Vice-President and Chief Financial Officer Norampac Inc. (450) 461-8641 charles_smith@norampac.com
Consolidated Balance Sheets
(in thousands of Canadian dollars)
	As at December 31, 2005	As at December 31, 2004
(unaudited)
Assets
Current assets
Cash and cash equivalents	27 156	13 519
Accounts receivable and prepaid expenses	202 476	197 655
Income and other taxes receivable	2 384	-
Inventories	138 537	138 402
	370 553	349 576
Property, plant and equipment	860 574	879 694
Goodwill	229 537	211 708
Other assets	33 285	47 169
	1 493 949	1 488 147
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
balances	14 509	31 775
	169 152	145 556
Income and other taxes payable	-	8 942
Current portion of long-term debt	455	1 145
	184 116	187 418
Long-term debt	412 268	328 641
Future income taxes	152 502	162 000
Other liabilities	63 780	48 940
Shareholders' equity
Capital stock	560 000	560 000
Contributed Surplus	863	579
Retained earnings	128 957	202 204
Cumulative translation adjustments	(8 537)	(1 635)
	681 283	761 148
	1 493 949	1 488 147
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2005	2004	2005	2004
Sales	297548	305380	1278847	1265454
Cost of goods sold and expenses
Cost of goods sold (excluding depreciation and amortization shown below)	239579	223281	1003784	956270
Loss (gain) on derivative financial instruments (Note 2 )	8889	(6404)	19129	(3791)
Selling and administrative expenses	31850	33593	137959	140339
Depreciation and amortization	20445	18868	78269	75434
Closure and restructuring costs, excluding write-down on properpy, plant and equipment (Note 4)	5497	-	15727	-
Net loss (gain) on disposal of property, plant and equipment	256	41	(6379)	(210)
Write-down on property, plant and equipment	6715	-	24994	-
	313231	269379	1273483	1168042
Operating income (loss)	(15683)	36001	5364	97412
Financial expenses
Interests	6242	4 805	23223	23 067
Amortization of financing costs	372	372	1489	1529
Foreign exchange loss (gain) on long-term debt	456	(6703)	(3179)	(10382)
	7 070	(1526)	21533	14214
	(22753)	37527	(16169)	83198
Income tax expense (recovery)	(1359)	10981	(2458)	23660
	(21394)	26546	(13711)	59538
Share of income of equity- accounted investments	-	-	464	149
Net income (loss) for the period	(21394)	26546	(13247)	59687

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars)

(unaudited)
For the twelve-month period
ended December 31,
	2005	2004
Balance, at beginning of period	202 204	166 517
Net income (loss) for the period	(13 247)	59 687
Dividend paid during the period	(60 000)	(24 000)
Balance, at end of period	128 957	202 204

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2005	2004	2005	2004
Cash flows from:
Operating activities
Net income (loss) for the period	(21394)	26546	(13247)	59687
Adjustments for:
Depreciation and amortization	20445	18868	78269	75434
Future income taxes	2909	3712	(7485)	4694
Loss (gain) on disposal of property, plant and equipment	256	41	(6379)	(210)
Write-down on property, plant and equipment	6715	-	24994	-
Closure and restructuring costs, excluding write-down on property, plant & equipment (Note 4)	5497	-	15727	-
Foreign exchange loss (gain) on long term debt	456	(6703)	(3179)	(10382)
Share of income of equity-accounted investments	-	-	(464)	(149)
Unrealized loss (gain) on derivative financial instruments	6307	(7724)	15906	(4374)
Other	(479)	(2413)	1161	(1674)
Cash flow from operations	20712	32327	105303	123026
Changes in non-cash working capital components	23305	11999	19088	(14248)
Payments of closure and restructuring costs	(5687)	-	(7658)	-
	38330	44326	116733	108778
Financing activities
Net change in revolving bank credit facility	83276	(31109)	96623	48
Increase in long-term debt	-	12	-	1010
Repayments of long-term debt	(1965)	(354)	(3091)	(1211)
Net change in excess of outstanding cheques over bank balances	(1700)	15385	(17266)	13080
Dividend paid	(30000)	-	(60000)	(24000)
	49611	(16066)	16266	(11073)
Investing activities
Additions to property, plant and equipment	(15865)	(24435)	(53174)	(59712)
Proceeds from disposals of property, plant and equipment	1194	-	10113	390
Business acquisition, net of cash and cash equivalents (Note 5)	(75326)	(57)	(75326)	(35312)
Proceeds on disposal of a subsidiary	-	-	-	-
Other assets, net	19	(991)	(3)	(1072)
	(89978)	(25483)	(118390)	(95706)
Change in cash and cash equivalents during the period	(2037)	2777	14609	1999
Translation adjustment with respect to cash and cash equivalents	150	(565)	(972)	(766)
Cash and cash equivalents at beginning of period	29043	11307	13519	12286
Cash and cash equivalents at end of period	27156	13519	27156	13519
Supplemental information
Cash and cash equivalents paid (received) for:
Interest	11190	10690	22812	24154
Income taxes	(3687)	5824	10176	11995
The accompanying notes are an integral part of the financial statements.

Selected Segmented Information
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2005	2004	2005	2004
Sales
Containerboard	150471	171657	662216	687384
Corrugated products	239770	243915	987676	977954
Total for reportable segments	390241	415572	1649892	1665338
Other activities and unallocated amounts	15788	16720	77198	75714
Intersegment sales	(108481)	(126912)	(448243)	(475598)
Consolidated sales	297548	305380	1278 847	1265 454
Operating income (loss) before depreciation and amortization
Containerboard	(17022)	24213	(27504)	50375
Corrugated products	18711	22384	92244	107627
Total for reportable segments	1689	46597	64740	158002
Other activities and unallocated amounts	3073	8272	18893	14844
Consolidated operating income before depreciation and amortization	4762	54869	83633	172846
Depreciation and amortization	20445	18868	78269	75434
Consolidated operating income (loss)	(15683)	36001	5364	97412
Additions to property, plant and equipment
Containerboard	10695	8262	24139	26114
Corrugated products	4155	13698	19477	29423
Total for reportable segments	14850	21960	43616	55537
Other activities and unallocated amounts	1015	2475	9558	4175
Consolidated additions to property, plant and equipment	15865	24435	53174	59712

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)
Note 1 Basis of presentation
The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contains all adjustments necessary to present fairly Norampac Inc.'s
(the Company) financial position as at December 31, 2005 and 2004 as well as its results of operations and its cash flow for the three and twelve months periods ended December 31, 2005 and 2004.
The interim consolidated financial statements and notes do not contain all disclosures in annual financial statements.
Accordingly, they should be read in conjunction with the Company's most recent annual consolidated financial
These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

Note 2 Loss (gain) on derivative financial instruments
	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2005	2004	2005	2004
Unrealized loss (gain) on derivative financial instruments	6 774	(6 515)	17 827	(1 003)
Realized loss (gain) on derivative financial instruments	2 582	1 320	3 223	583
Amortization of transitional deferred unrealized gain	(467)	(1 209)	(1 921)	(3 371)
	8 889	(6 404)	19 129	(3 791)

Note 3 Employee future benefits
	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2005	2004	2005	2004
Net periodic expense for defined benefit pension plans (a)	3 215	2 356	6 536	6 685
Net periodic expense for other employee future benefit plans	932	1 334	3 715	3 656
Net periodic expense for defined contribution pension plans	1 594	1 469	5 872	5 207

(a) Including a curtailment expense of $2.3 million related to the Red Rock containerboard plant restructure shown in the income statement under closure and restructuring costs.

Note 4 Closure and restructuring costs
The following table provides a reconciliation of all closure and restructuring cost provisions (excluding write-down on property, plant and equipment) related to the closure of the Concord and Montreal corrugated products plants and the restructuring activities of the Red Rock containerboard plant and Buffalo corrugated products plant.

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2005	2004	2005	2004
Balance at beginning of period	6 403	-	-	-
Additional provision (a)	2 640	-	11 014	-
Severance payments	(4 813)	-	(6 223)	-
Other closure and restructuring costs payments	(874)	-	(1 435)	-
Balance at end of period	3 356	-	3 356	-

(a) Excluding non-cash items amounting to $4.7 million for the twelve-month period and $2,9 million for the three-month period.

Note 5 Business acquisitions

On October 11, 2005, the Company acquired the assets related to three Canadian corrugated products converting plants from SPB Canada Inc for an approximate consideration of $75.3 million.

This transaction has been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since its acquisition date.
The purchase price is subject to adjustment.
The allocation of the purchase price for the transaction has not been finalized yet in regards with the working capital items and restructuring cost.
The allocation of the purchase price for the transaction, which is subject to adjustment is as follows:

Net assets acquired (liabilities assumed) :

SPB
Current assets	26 932
Property, plant and equipment	43 605
Other assets	1 067
Future income taxes	2 163
Goodwill, mainly tax deductible	19 437
Current liabilities	(8 402)
Other long-term liabilities	(9 476)
Purchase price	75 326
Cash and cash equivalent acquired	-
Total consideration net of cash and cash equivalents acquired	75 326

Note 6 Reclassified items

Certain reclassifications have been made to the prior quarterly's consolidated financial statements to conform to the presentation adopted in the current quarterly financial statements

Supplemental non-GAAP measures

Operating income and operating income before depreciation and amortization are not measures of performance under Canadian or U.S. GAAP. The Company believes that, in addition to cash flow from operations, and net income, operating income and operating income before depreciation and amortization are useful financial performance measurements for assessing operating performance as they provide an additional basis to evaluate the Company's operating performance and ability to incur and service debt and to fund capital expenditures.
Operating income and operating income before depreciation and amortization should not be construed as an alternative to net income (as determined in accordance with Canadian or U.S. GAAP) or as an indicator of the Company's operating performance or as an alternative to cash flows from operating, investing and financing activities
(as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all company's cash needs. The Company's method of calculating operating income and operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income and operating income before depreciation and amortization to net income and net cash provided by operating activities, which the Company believes to be the closest GAAP performance and liquidity measures to operating income and operating income before depreciation and amortization.

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2005	2004	2005	2004
	(unaudited)		(unaudited)

Net income (loss)	(21394)	26546	(13247)	59687
Share of income of equity-accounted investments	-	-	(464)	(149)
Income tax expense (recovery)	(1359)	10981	(2458)	23660
Financial costs
Interests	6242	4805	23223	23067
Amortization of financing costs	372	372	1489	1529
Foreign exchange gain (loss) on long-term debt	456	(6703)	(3179)	(10382)
Operating income (loss)	(15683)	36001	5364	97412
Depreciation and amortization	20445	18868	78269	75434
Operating income before depreciation and amortization	4762	54869	83633	172846

Cash flow from operating activities	38330	44326	116733	108778
Changes in non-cash working capital components	(23305)	(11999)	(19088)	14248
Depreciation and amortization	(20445)	(18868)	(78269)	(75434)
Current income tax expense (recovery)	(4268)	7269	5027	18966
Interests	6242	4805	23223	23067
Unrealized gain (loss) on derivative financial instruments	(6307)	7724	(15906)	4374
Closure and restructuring costs, excluding write-down
on property, plant and equipment	(5497)	-	(15727)	-
Payments of closure and restructuring costs	5687	-	7658	-
Other non cash adjustments	851	2785	328	3203
Gain (loss) on disposal of property, plant and equipment	(256)	(41)	6379	210
Write-down on property, plant and equipment	(6715)	-	(24994)	-
Operating income (loss)	(15683)	36001	5364	97412
Depreciation and amortization	20445	18868	78269	75434
Operating income before depreciation and amortization	4762	54869	83633	172846
Shipments
Containerboard third party (in short tonnes)	151465	147616	644236	600209
Containerboard intersegment (in short tonnes)	194510	196027	785078	835173
Corrugated products (in thousands of square feet)	3416780	3338162	13736699	13604691